Contact

www.linkedin.com/in/jfrewer
(LinkedIn)

Top Skills

Spanish
International Relations
Program Management

Languages

Spanish

Joseph Frewer

Affordable Housing Development and Preservation
United States

Summary

Supportive and affordable housing finance and development, homeless shelter design and development, and policy analysis. Committed to sustainable and efficient housing and services for those most in need.

Experience

Bronx Pro Group, LLC
Senior Project Manager
April 2023 - Present (9 months)
New York, New York, United States

Stride Housing
Co-Founder
March 2021 - Present (2 years 10 months)

Innovating and developing housing that working families can afford.

Project Renewal
Real Estate Development Director
January 2022 - March 2023 (1 year 3 months)
New York, New York, United States

Center for Urban Community Services | CUCS
5 years 9 months

Director of Property Development
June 2017 - January 2022 (4 years 8 months)
Greater New York City Area

Housing Development Associate
May 2016 - June 2017 (1 year 2 months)
Greater New York City Area

- Manage aspects of pre-development, design, acquisition, contracting, financing, and development for homeless shelters and transitional, supportive housing facilities, reporting directly to the COO

- Liaise between program staff, building managers, facilities staff, contractors, and consultants
- Assist or lead internal decision-making processes and track development progress for the executive team

Mayor's Fund to Advance New York City
Project Manager
April 2016 - June 2017 (1 year 3 months)
Greater New York City Area

- Manage collaborative team of NYCHA, UNC Center for Community Capital, and Urban Upbound on "Residents CAN," a yearlong pilot project led by the NYC Office of Financial Empowerment (OFE) to test a peer-to-peer networking approach to financial capacity-building, focused on Bronx public housing residents
- Oversee drafting & completion of work plan, research design, & white paper, using a program-to-policy approach

Citizens Budget Commission
Intern
January 2016 - May 2016 (5 months)
Greater New York City Area

- Conducted multiyear analysis of New York City public pension funds and drafted workbook outlining key trends
- Provided research and analysis support for NYC Medicaid spending- and FDNY efficiency-related reports
- Presented the Mayor's November 2015 Financial Plan and an analysis of monitors' reports on that plan to staff in preparation for the release of the preliminary FY 2017 budget

Neighborhood Trust Financial Partners
Special Projects Manager (part-time)
August 2015 - December 2015 (5 months)

- Analyzed efficacy of existing five-week new hire training program and designed revised program through existing content restructuring and new content development
- Co-managed and facilitated training program for eight new front-line staff
- Supervised four new front-line staff in interim between training completion and new manager hire

The Meyer Shaffer Company LLC

Consultant
January 2015 - March 2015 (3 months)
Greater Los Angeles Area

● Meyer Shaffer is a family office specializing in seed stage investments in financial services companies.

● Created asset origination strategy and performed business development and market research for startup designed to fulfill Community Reinvestment Act regulatory requirements of banks, in order to increase capital flow to low- and moderate-income communities

Neighborhood Trust Financial Partners, Inc.
3 years 1 month

Associate Director of Programs, Partnerships
August 2014 - January 2015 (6 months)

● Managed relationships with 32 non-profit, community development credit union, municipal, and union partners

● Designed and led implementation of performance improvement strategies, communicated program impact

● Supervised Program Coordinator, who managed logistics of financial advisory service delivery at partner sites

● Oversaw delivery and reimbursement of incentivized financial products to program graduates via credit unions

Project Manager / Financial Advisor
January 2014 - August 2014 (8 months)

● Counseled low-wage workers and delivered personalized financial plans through employer partnerships, focusing on financial goals related to credit, savings, debt, financial services, and asset-building

● Taught "Getting Ahead," a dialogue-based personal finance workshop series for low-income adults

● Provided analytical assistance and client testing of social venture pilot meant to improve client impact, scale our model, and increase efficiency through technology, automation, and programmatic innovation

Financial Advisor
January 2012 - January 2014 (2 years 1 month)

● Managed partnership with Jobs-Plus program run by Henry Street Settlement, integrating financial counseling and advocacy into place-based self-sufficiency model designed to "make work pay" for public housing residents.

- Served as liaison to NYC Office of Financial Empowerment's effort to reshape their performance management software–now in use nationwide–drawing on 1.5 years of client counseling at NYC Financial Empowerment Centers.

Amigos de las Américas NYC
Board of Directors - Recruiting Coordinator
August 2013 - July 2014 (1 year)

- Contacted local Spanish teachers (and other interested parties) and set up recruiting presentations.
- Mobilized alumni volunteers to recruit in their home schools.
- Attended local fairs and conferences to recruit on behalf of AMIGOS.
- Planned and coordinated information sessions for prospective volunteers.

Amigos de las Americas
Project Director
January 2011 - January 2012 (1 year 1 month)

- Responsible for all aspects of program management, including agency & community relationships; budget administration ($50,000); health & conduct of fifty young volunteers, and direct supervision of eight staff members, and successful completion of local projects focused on youth leadership, community health and nutrition, and civic engagement.
- Managed relationships with Puente a la Salud Comunitaria (NGO) and Servicios de Salud de Oaxaca (state health agency) to prepare 23 rural communities for volunteers, develop and carry out programming, and plan for future projects.
- Planned and led three multi-day training events and a daylong youth summit involving over one hundred participants.

Annise Parker for Mayor
Organizer
April 2011 - November 2011 (8 months)

- Provided field support by calling voters and supporters, inputting and organizing data in VAN, training and coordinating volunteers, supporting social media efforts, and canvassing door-to-door.

Environment California
Campus Organizer
August 2010 - November 2010 (4 months)
Los Angeles, CA

- Recruited and trained thirty interns and dozens of volunteers at California State University, Northridge, for a grassroots campaign against Proposition 23 (would have negated CA's landmark global warming legislation.
- Generated 9,000 signed pledges to vote "no" on Prop. 23 and led a successful get-out-the-vote effort, contributing to a 93 percent increase (the highest across thirty campuses) in student voting over the previous midterm election.
- Fundraised thousands of dollars for activism and advocacy through door-to-door outreach.

Amigos de las Americas
Project Supervisor
May 2010 - August 2010 (4 months)

- Recruited four indigenous communities and ten unpaid volunteer host families for program; organized meal plans.
- Supervised nine young volunteers and programming in these communities, ensured participant health and safety, and encouraged reflection, growth, and leadership development.
- Coordinated with Puente a la Salud Comunitaria (community health NGO) to evaluate programming and projects.

Pomona College
Office Assistant, Career Development Office
September 2009 - May 2010 (9 months)

- Provided administrative support, helped students and employers navigate resources.
- Publicized career fair and hosted career panels with business and media executives.

KTRK, ABC-13
Undercover Intern
May 2009 - August 2009 (4 months)

- Assisted in research and production of undercover reports.
- Wrote, produced, and edited original undercover and news stories for a mock newscast.
- Covered court proceedings and public meetings for local news reporters.

Sierra Club
Political Intern
May 2008 - August 2008 (4 months)

- Researched and reported on Congressional candidates and elections, focusing on environmental issues, to assist in endorsements and other forms of support
- Organized online data to be accessible to interested Club employees and volunteers

Participant Media
Social Action Intern
January 2008 - May 2008 (5 months)

- Organized and promoted film screenings and discussions.
- Assisted in the implementation of social action campaigns for feature films and documentaries.

Centro de Investigación y Promoción para América Central de Derechos Humanos
Intern
June 2007 - July 2007 (2 months)
San Jose, Costa Rica

- Assisted in sexual health workshop for rural high school students.
- Organized and prepared for convention of local HIV/AIDS organizations.

Education

The New School
Master of Science (MSc), Urban Policy · (2015 - 2017)

Pomona College
Bachelor's Degree, International Relations, Environmental Analysis · (2006 - 2010)

Middlebury College School in Spain
· (2008 - 2008)